  Exhibit 99.1

CANARC RESOURCE CORP. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canarc.net CCM: TSX CRCUF: OTCQB

News Release

Canarc Enters into Definitive Option Agreement with Getchell Gold Corp. for the Fondaway Canyon and Dixie Comstock Properties, Nevada

Vancouver, Canada – January 7, 2020 – Canarc Resource Corp. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) (“Canarc”) is pleased to announce that it has entered into a definitive option agreement (the “Option Agreement”) with Getchell Gold Corp. (“Getchell”) and Canarc’s wholly owned subsidiary American Innovate Minerals, LLC (“AIM”) pursuant to which Canarc and AIM have granted Getchell an option (the “Option”) to acquire a 100% interest in the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada (the “Properties”).

The Option Agreement replaces the binding letter agreement that was entered into between the Company, AIM and Getchell, as announced in the Company’s news release dated October 17, 2019.

Under the terms of the Option Agreement, Getchell can acquire a 100% interest in the Properties by making the following cash payments and share issuances to Canarc, and incurring the following exploration expenditures on the Properties:

(a)
by the fifth business day following the execution of the Option Agreement, paying US$100,000 in cash and issuing common shares in the capital of Getchell (the “Getchell Shares”) valued at US$100,000;

(b)
by the first anniversary of the Option Agreement, paying US$100,000 in cash, issuing US$200,000 of Getchell Shares, and spending US$300,000 in exploration expenditures;

(c)
by the second anniversary of the Option Agreement, paying US$100,000 in cash, issuing US$300,000 of Getchell Shares, and spending a further US$400,000 in exploration expenditures;

(d)
by the third anniversary of the Option Agreement, paying US$100,000 in cash, issuing US$400,000 of Getchell Shares, and spending a further US$500,000 in exploration expenditures;

(e)
by the fourth anniversary of the Option Agreement, paying US$1,600,000 in cash, issuing US$1,000,000 of Getchell Shares, and spending a further US$250,000 in exploration expenditures; and

(f)
Pay annual claim maintenance fees and advanced Royalty payments totaling approximately US$100,000 annually.

In addition, Getchell can exercise the Option at any time on or before the fourth anniversary of the Option Agreement by completing all of the above-noted cash payments and share issuances to Canarc, without the requirement to complete any outstanding exploration expenditure requirements.

Upon exercise of the Option, Getchell will grant the Company a 2% net smelter royalty on each of the Properties, of which half (a 1% net smelter royalty) can be bought back by the Company for US$1,000,000 for each of the Properties, on a separate basis. Getchell must also honour the pre-existing net smelter royalty interests and advance royalty commitments related to the Properties.

ON BEHALF OF THE BOARD OF DIRECTORS

"Scott Eldridge”
____________________
Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential. Canarc shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, the potential future exercise of the Option. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the state of financial markets, risks related to regulatory approval, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.